Monthly Report - June, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,283,435)       12,337,121
Change in unrealized gain (loss) on open            7,014,055        4,194,640
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (10,939)         (11,480)
      obligations
   Change in unrealized gain (loss) from U.S.       (313,468)        (464,123)
      Treasury obligations
Interest Income (Expense)		              107,536          316,957
Foreign exchange gain (loss) on margin deposits      (12,732)        (107,532)
				                 ------------    -------------
Total: Income 				            3,501,017       16,265,583

Expenses:
   Brokerage commissions 		              364,633        2,106,585
   Management fee 			               43,357          243,460
   20.0% New Trading Profit Share 	              147,630          428,083
   Custody fees 		       	                5,594           14,168
   Administrative expense 	       	               48,173          382,751
					         ------------    -------------
Total: Expenses 		                      609,387        3,175,047
Net Income(Loss)			   $        2,891,630       13,090,536
for June, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (80,475.492    $     2,806,737    106,361,174    109,167,911
units) at May 31, 2022
Addition of 		 	             93        143,653        143,746
57.432 units on June 1, 2022
Redemption of 		 	              0      (904,875)      (904,875)
(652.557) units on  June 30, 2022*
Net Income (Loss)               $        87,301      2,804,329      2,891,630
for June, 2022
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2022
(79,911.392 units inclusive
of 31.025 additional units) 	      2,894,131    108,404,281    111,298,412
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2022 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    2.61% 	    12.49%  $  1,206.96	   61,754.808 $    74,535,512
Series 3    2.41% 	    12.94%  $  1,894.31	   10,177.079 $    19,278,583
Series 4    3.11% 	    15.74%  $  2,582.60	    4,130.328 $    10,666,985
Series 5    2.36% 	    12.36%  $  1,771.11	    3,849.177 $     6,817,332

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			New York, NY   10036





				July 20, 2022
Dear Investor:

Gains from trading equity futures, commodity futures and currency forwards outpaced losses from trading interest rate futures.

During the month, markets were whipsawed as participants focused on the uncertainties around three questions: how fast and how high official interest rates would be raised by global central banks in the fight against inflation, especially by the Federal Reserve and ECB; when and how quickly inflation would begin to slow; and when and how significantly global growth would begin to decelerate.

Rising inflation and interest rates, plunging consumer confidence globally, fears of slowing growth and caution concerning the earnings outlook weighed on equity markets. Short positions in European, Korean, Brazilian, Indian, EAFE and emerging market equity index futures were profitable. On the other hand, a short VIX futures position, short positions in Chinese equity index futures and long positions in Canadian and Australian futures posted partially offsetting losses.

Fears of a demand-sapping recession, a stronger U.S. dollar and higher interest rates continued to hang over metal markets, even though there were incipient signs that China was emerging from its sharp growth slowdown. Indications that supplies of many industrial metals would increase in the next couple of years also dampened the price outlook. Consequently, short positions in copper, silver, zinc, aluminum, platinum and gold were profitable.

Grain prices, though remaining near recent highs, did ease in June in response to more favorable weather in the U.S. and South America, near record Russian wheat crops, hopes for Ukrainian exports and slowing demand due to recession fears. As a result, short corn, wheat and soybean oil trades were profitable.

Energy prices were volatile during the month but did decline late in the month as recession fears swelled. Profits on long positions in London gas oil, RBOB gasoline and heating oil early in the month fractionally outpaced losses from long Brent and WTI positions during the latter stages of June. During the month, U.S. domestic natural gas supplies were larger than anticipated as an explosion at one of the biggest U.S.
liquefied natural gas export terminals in Texas reduced shipments to Europe. Consequently, a short U.S. natural gas position was profitable.

Among softs commodity futures, short cotton, sugar and coffee trades registered small gains.

Currency trading was mixed though fractionally profitable in June. As the Federal Reserve accelerated its aggressive tightening of monetary policy and as commodity prices eased, long U.S. dollar positions versus the Japanese yen, euro, Canadian dollar, Australian dollar, Norwegian kroner, Swedish krona and Chilean peso were profitable. On the other hand, trading the U.S. unit against the pound sterling, Swiss franc, Brazilian real, Mexican peso and New Zealand dollar posted largely offsetting losses.

Interest rate volatility, as measured by the Merrill Lynch MOVE Index, increased markedly during June. On the one hand, concerns about inflation and more hawkish central bank policies underpinned rates. On the other hand, weakening economic data underscored worries about recession and sparked speculation that the Fed might not need to raise rates as high as previously estimated, thereby periodically dragging yields lower. Long positions in U.S., European, Australian, Canadian and Japanese note and bond futures were broadly unprofitable, although these losses were reduced by a significant global bond rally near month end. Meanwhile, short positions in short-term U.S., German, Italian, British, Canadian and Australian interest rate futures were fractionally profitable.



   			Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman